

August 25, 2014

Via E-mail
Tim Hunt
Executive Chairman and Director
Hunt Mining Corp.
23800 East Appleway Ave.
Liberty Lake, WA 99019

> **Re:** **Hunt Mining Corp.**
> **Amendment No. 6 to Registration Statement on Form F-1**
> **Filed August 12, 2014**
> **File No. 333-182072**

Dear Mr. Hunt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 from our letter dated July 23, 2013 that the distribution will be taxable and accordingly no tax opinion is required. However, we are unable to locate the related disclosure. Please revise the prospectus to state that this distribution of up to 50,000,000 common shares of Hunt Mining Corp. by HuntMountain Resources Ltd. by way of a dividend in kind will be taxable to U.S. Holders. Alternatively, please tell us where this disclosure can be found.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. You may contact Jamie Kessel at (202) 551-3727 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director